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                                                                    EXHIBIT 23.2

The Board of Directors
Pulsar Data Systems, Inc.

Our report dated March 31, 1999, except for the third paragraph of Note 5 which is as of May 5, 1999, Note 16 which is as of June 3, 1999 and the seventh paragraph of Note 7, which is as of June 4, 1999, contains an explanatory paragraph that states that the Company has suffered losses from operations and has a net working capital deficit, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We consent to the use of our report included herein and to the reference to our firm under the headings "Selected Financial Data Pulsar" and "Experts" in the prospectus.


                                                      /s/ KPMG LLP

McLean, Virginia

June 8, 1999